Page 1 of 22 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO 13D-1(a) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)
                               (Amendment No. __)
                             ______________________

                 Springhill Lake Investors Limited Partnership
                                (Name of Issuer)

                           LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                             ______________________

                              John K. Lines, Esq.
                         General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                              Greenville, SC 29602
                                 (864) 239-1000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 1997
            (Date of Event which Requires Filing of this Statement)

                                                         Page 2 of 22 Pages

       If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
           Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.


          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

                                                         Page 3 of 22 Pages

CUSIP No.:  NONE

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                           Insignia Financial Group, Inc.
                           13-3591193
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*

                                                    (a)

                                                    (b)          X
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds*
         BK

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) of 2(e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
Number            7.       Sole Voting Power                  - 0 -
of
Shares            8.       Shared Voting Power       241.15 Units of
Beneficially                                         Limited Partnership
Owned by Each                                        Interest ("Units") (See
Reporting                                                     Item 5)
Person With
                  9.       Sole Dispositive Power    - 0 -

                  10.      Shared Dispositive Power 241.15 Units
                                                     (see Item 5)

                                                            Page 4 of 22 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         241.15 Units


--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*

                                                                 ______
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 37.16%


--------------------------------------------------------------------------------
14       Type of Reporting Person*

         CO

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 5 of 22 Pages

CUSIP No.:  NONE

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                           Insignia Properties Trust
                           58-2276281
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*

                                                    (a)

                                                    (b)          X
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds*
         BK

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) of 2(e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
Number            7.       Sole Voting Power                  - 0 -
of
Shares            8.       Shared Voting Power       241.15 Units of
Beneficially                                         Limited Partnership
Owned by Each                                        Interest ("Units") (See
Reporting                                                     Item 5)
Person With
                  9.       Sole Dispositive Power    - 0 -

                  10.      Shared Dispositive Power 241.15 Units
                                                  (see Item 5)

                                                         Page 6 of 22 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         241.15 Units


--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*

                                                                 ______
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 37.16%


--------------------------------------------------------------------------------
14       Type of Reporting Person*

         OO

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 7 of 22 Pages

CUSIP No.:  None

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                           Andrew L. Farkas

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*

                                                    (a)

                                                    (b)          X
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds*
         BK

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) of 2(e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Delaware


Number            7.       Sole Voting Power                  - 0 -
of
Shares            8.       Shared Voting Power       241.15 Units
Beneficially                                          (see Item 5)
Owned by Each
Reporting
Person With
                  9.       Sole Dispositive Power    - 0 -

                  10.      Shared Dispositiv241.15 Units
                                         (see Item 5)

                                                           Page 8 of 22 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         241.15  Units


--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*

                                                                 ______
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 37.16%


--------------------------------------------------------------------------------
____
14.      Type of Reporting Person*

         IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 9 of 22 Pages


Item 1.  Security and Issuer

                  The name of the issuer is Springhill Lake Investors Limited Partnership, a Maryland limited partnership (the "Partnership"), and the address of its principal executive offices is c/o Insignia Financial Group, Inc., P.O. Box 1089, Greenville, SC 29602. The Partnership's managing general partner is Three Winthrop Properties, Inc., a Massachusetts corporation
(the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's
Units of Limited Partnership Interest ("Units").

Item 2.  Identity and Background

                  The names and business addresses of the persons filing this statement are (i) Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), with offices at One Insignia Financial
Plaza, P.O. Box 1089, Greenville, SC 29602, (ii) Insignia
Properties Trust, a Maryland real estate investment trust
("IPT"), with offices at One Insignia Financial Plaza, P.O. Box
1089, Greenville, SC 29602, and (iii) Mr. Andrew L. Farkas, a
United States citizen who is the Chairman, Chief Executive
Officer and President of Insignia and the Chairman and Chief
Executive Officer of IPT and who has an office c/o Insignia (Mr.
Farkas, IPT and Insignia together are referred to as the "Reporting Persons"). The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Insignia and each trustee and executive officer of IPT, other than Mr. Farkas, (collectively the "Other Officers and Directors") are set forth on Schedule I and Schedule II, respectively. During the past five years no Reporting Person nor, to the best knowledge of the Reporting
Persons, no Other Officer and Director has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                  Insignia paid $14,953,446 for the 241.15 Units purchased by it. Insignia obtained the funds from borrowings under a revolving credit facility with First Union National Bank of South Carolina and Lehman Commercial Paper, Inc.

                                                         Page 10 of 22 Pages


Item 4.     Purpose of Transaction

                  On October 27, 1997, Insignia and IPT I LLC, a Delaware limited liability company of which Insignia is the managing member("LLC" and, together with Insignia, "Buyer"), entered into a Subscription and Purchase Agreement (the "Purchase Agreement") with Winthrop Financial Associates, A Limited Partnership, a
Maryland limited partnership ("WFA"), First Winthrop Corporation, a Delaware corporation ("FWC"), and certain of their affiliates
(collectively, "Seller"). Pursuant to the terms and conditions of the Purchase Agreement, upon the closing on October 27, 1997 of certain of the transactions contemplated by the Purchase
Agreement, Buyer acquired, among other things, (a) all of the Units of limited partnership interest in the Partnership held by Seller, (b) all of the issued and outstanding Class B Common
Stock of FWC, and (c) an associate general partner interest in WFA.

                  On October 27, 1997, a nominee of Insignia was elected to the board of directors of the General Partner and two nominees of Insignia were elected Vice Presidents of the General Partner with exclusive responsibility for the operations of the Partnership.

                  Insignia has granted IPT an option, exercisable at any time until December 31, 1998, to purchase all but not less than all the Units held by Insignia together with certain related rights at a price equal to Insignia's cost plus the cost of financing.

                  Other than as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the events listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

                           The Reporting Persons each may be deemed to be the
beneficial owner of an aggregate of 241.15 Units of the Partnership, constituting approximately 37.16% of the Units outstanding. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 27.9% of its outstanding common stock.
Accordingly, Mr. Farkas may be deemed to control Insignia and to beneficially own the Units.

                           See Item 5(a).

                           Apart from the transaction described in Item 4,
there have been no transactions in Units by any Reporting Person or, to the best knowledge of the Reporting Persons, any of the

                                                          Page 11 of 22 Pages

Other Officers and Directors, in the past sixty days.

                           Not Applicable.

                           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

                  See Item 4.

Item 7.  Material to be Filed as Exhibits

                  (a)      Joint Filing Agreement, dated as of November 19,
1997.

                  (b) Subscription and Purchase Agreement, dated as of October 27, 1997, among Insignia, LLC, WFA, FWC and the other parties named therein and incorporated herein by reference to Form 8-K of Insignia Financial Group, Inc. filed on November 10, 1997.

                  (c) Stockholders' Agreement, dated as of October 27, 1997, between Insignia and WFA and incorporated herein by reference to Form 8-K of Insignia Financial Group, Inc. filed on November 10, 1997.

                                                         Page 12 of 22 Pages


                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  November 19, 1997



                                 INSIGNIA FINANCIAL GROUP, INC.


                                 By:     /s/ John K. Lines
                                 ---------------------------------------
                                 Name:    John K. Lines
                                 Title:   General Counsel and Secretary



                                 INSIGNIA PROPERTIES TRUST


                                 By:     /s/ John K. Lines
                                 ---------------------------------------
                                          Name:  John K. Lines
                                          Title: Vice President


                                    /s/ Andrew L. Farkas
                                    ------------------------------------
                                      Andrew L. Farkas

                                                          Page 13 of 22 Pages


                                                     EXHIBIT A



                  Each of the undersigned hereby agrees that the Schedule 13D dated November 19, 1997, to which this Agreement is attached as Exhibit A, and any amendments thereto, may be filed on behalf of each such person.

                  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



Dated:  November 19, 1997




                               INSIGNIA FINANCIAL GROUP, INC.


                               By:     /s/ John K. Lines
                               ---------------------------------------
                               Name:    John K. Lines
                               Title:   General Counsel and Secretary



                               INSIGNIA PROPERTIES TRUST


                               By:     /s/ John K. Lines
                               ---------------------------------------
                                        Name:  John K. Lines
                                        Title: Vice President



                               /s/ Andrew L. Farkas
                               -------------------------------
                                 Andrew L. Farkas

                                                          Page 14 of 22 Pages

                                   SCHEDULE I


                            INFORMATION REGARDING THE
                  DIRECTORS AND EXECUTIVE OFFICERS OF INSIGNIA


Set forth in the table below are the name and the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Insignia other than Andrew L. Farkas. Unless otherwise indicated, each person identified below is employed by Insignia and is a United States citizen. The principal business address of Insignia and, unless otherwise indicated, the business address of each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. Directors are identified by an asterisk.



-----------------------------------------------------------------------------------------------------------------------
                                                                     Present Principal Occupation
                                                                          or Employment and
                     Name                                            Five-Year Employment History
-----------------------------------------------------------------------------------------------------------------------
Robert J. Denison*                               Robert J. Denison has been a Director
 1212 North Summit Drive                         of Insignia since May 1996.  For more
 Santa Fe, NM 87501                              than the past five years, Mr.
                                                 Denison's principal occupation has
                                                 been as a General Partner of First
                                                 Security Company II, L.P., an
                                                 investment advisory firm.
-----------------------------------------------------------------------------------------------------------------------
Robin L. Farkas*                                 Robin L. Farkas has been a Director
 730 Park Avenue                                 of Insignia since August 1993.  Mr.
 New York, NY 10021                              Farkas is the retired Chairman of the
                                                 Board and Chief Executive Officer of
                                                 Alexander's Inc., a real estate
                                                 company.  He also serves as a
                                                 director of Refac Technology
                                                 Development Corporation, Noodle
                                                 Kiddoodle, and Containerways
                                                 International Ltd.




-----------------------------------------------------------------------------------------------------------------------
Merril M. Halpern*                               Merril M. Halpern has been a Director
 535 Madison Avenue                              of Insignia since August 1993.  For
 New York, NY 10022                              more than the past five years, Mr.
                                                 Halpern's principal occupation has
                                                 been as Chairman of the Board of
                                                 Directors and Co-Chief Executive
                                                 Officer of Charterhouse Group
                                                 International, Inc., a privately-
                                                 owned investment firm which, among
                                                 other things, actively engages in
                                                 making private equity investments in
                                                 a broad range of industrial and
                                                 service companies located primarily
                                                 in the United States.  Mr. Halpern is
                                                 also a director of American Disposal
                                                 Services, Inc., Designer Holdings Ltd.
                                                 and Microwave Power Devices, Inc.
-----------------------------------------------------------------------------------------------------------------------
Robert G. Koen*                                  Robert G. Koen has been a Director of
 125 West 55th Street                            Insignia since August 1993.  Since
 New York, NY 10019                              February 1996, Mr. Koen has been a
                                                 partner in the law firm of Akin,
                                                 Gump, Strauss, Hauer & Feld, which
                                                 represents Insignia and certain of
                                                 its affiliates from time to time.
                                                 From January 1991 to February 1996,
                                                 Mr. Koen was a partner in the law
                                                 firm LeBoeuf, Lamb, Greene & MacRae.
-----------------------------------------------------------------------------------------------------------------------
Michael I. Lipstein*                             Michael I. Lipstein has been a
 110 East 59th Street                            Director of Insignia since August
 New York, NY 10022                              1993.  For more than the past five
                                                 years, Mr. Lipstein's principal
                                                 occupation has been as a self-
                                                 employed consultant in the real
                                                 estate business, including ownership,
                                                 management and lending.






                                                     Present Principal Occupation
                                                               or Employment and
                  Name                               Five-Year Employment History


-----------------------------------------------------------------------------------------------------------------------
Buck Mickel*                                     Buck Mickel has been a Director of
 301 N. Main Street                              Insignia since August 1993.  For more
 Greenville, SC 29601                            than the past five years, Mr.
                                                 Mickel's principal occupation has
                                                 been to serve as Chairman of the
                                                 Board and Chief Executive Officer of
                                                 RSI Holdings, a company which
                                                 distributes outdoor equipment.  Mr.
                                                 Mickel is also a director of Fluor
                                                 Corporation, The Liberty Corporation,
                                                 Nationsbank Corporation, Emergent
                                                 Group, Inc., Delta Woodside
                                                 Industries, Inc., Duke Energy and
                                                 Textile Hall Corporation.

-----------------------------------------------------------------------------------------------------------------------
James A. Aston                                   James A. Aston's principal employment
                                                 has been with Insignia for more than
                                                 the past five years.  Mr. Aston
                                                 currently serves as Chief Financial
                                                 Officer of Insignia (since August
                                                 1996) and with the Office of the
                                                 Chairman (since July 1994).
-----------------------------------------------------------------------------------------------------------------------
Albert J. Frazia                                 Albert Frazia has been a Senior Vice
                                                 President - Human Resources of
                                                 Insignia since August 1997.  Prior to
                                                 August 1997, Mr. Frazia's principal
                                                 employment for more than the prior
                                                 five years was as Director - Human
                                                 Resources of E&Y Kenneth Leventhal
                                                 Real Estate Group, New York, New
                                                 York.
-----------------------------------------------------------------------------------------------------------------------
Frank M. Garrison                                Frank M. Garrison's principal
 102 Woodmont Boulevard                          employment has been with Insignia for
 Suite 400                                       more than the past five years.  Mr.
 Nashville, TN 37205                             Garrison currently serves as an
                                                 Executive Managing Director of
                                                 Insignia (since July 1994) and as
                                                 President of Insignia Financial
                                                 Services, a division of Insignia
                                                 (since July 1994).


                                                                         Page 17 of Page 22




                                                     Present Principal Occupation
                                                               or Employment and
                  Name                               Five-Year Employment History


-----------------------------------------------------------------------------------------------------------------------
Jeffrey L. Goldberg                              Jeffrey L. Goldberg's principal
 375 Park Avenue                                 employment has been with Insignia for
 Suite 3401                                      more than the past five years.  Mr.
 New York, NY 10152                              Goldberg currently serves as a
                                                 Managing Director - Investment
                                                 Banking of Insignia (since July
                                                 1994).
-----------------------------------------------------------------------------------------------------------------------
Edward S. Gordon                                 Edward S. Gordon has been with the
 200 Park Avenue                                 Office of the Chairman of Insignia
 New York, NY 10166                              since July 1996.  Prior to July 1996,
                                                 Mr. Gordon's principal employment for
                                                 more than the prior five years was as
                                                 a founder and Chairman of Edward S.
                                                 Gordon Company, Incorporated ("ESG"),
                                                 a commercial property management and
                                                 brokerage firm located in New York,
                                                 New York that was acquired by
                                                 Insignia in June 1996.
-----------------------------------------------------------------------------------------------------------------------
Albert H. Gossett                                Albert H. Gossett's principal
                                                 employment has been with Insignia for
                                                 more than the past five years.  Mr.
                                                 Gossett currently serves as a Senior
                                                 Vice President of Insignia (since
                                                 July 1994) and as Chief Information
                                                 Officer of Insignia (since January
                                                 1991).
-----------------------------------------------------------------------------------------------------------------------
Henry Horowitz                                   Henry Horowitz's principal employment
                                                 has been with Insignia since January
                                                 1993.  Mr. Horowitz currently serves
                                                 as an Executive Managing Director of
                                                 Insignia (since June 1994) and as
                                                 Chief Operating Officer of Insignia
                                                 Commercial Group (since January
                                                 1997).  From January 1987 to January
                                                 1993, Mr. Horowitz's principal
                                                 employment was as Chief Executive
                                                 Officer of First Resource Realty,
                                                 Inc., a commercial property
                                                 management organization located in
                                                 Oklahoma that Insignia acquired in
                                                 January 1993.




                                                                    Page 18 of Page 22




                                                     Present Principal Occupation
                                                               or Employment and
                  Name                               Five-Year Employment History


-----------------------------------------------------------------------------------------------------------------------
Neil Kreisel                                     Neil Kreisel has been an Executive
 909 Third Avenue                                Managing Director of Insignia since
 New York, NY 10022                              September 1995 and President of
                                                 Insignia Residential Group since
                                                 January 1997.  Prior to September
                                                 1995, Mr. Kreisel's principal
                                                 occupation was to serve as President
                                                 and Chief Executive Officer of
                                                 Kreisel Company, Inc., a residential
                                                 property management firm located in
                                                 New York, New York which Insignia
                                                 acquired in September 1995.
-----------------------------------------------------------------------------------------------------------------------
John K. Lines                                    John K. Lines has been General
                                                 Counsel of Insignia since June 1994
                                                 and Secretary since July 1994.  From
                                                 May 1993 until June 1994, Mr. Lines'
                                                 principal employment was as Assistant
                                                 General Counsel and Vice President of
                                                 Ocwen Financial Corporation, a thrift
                                                 holding company located in West Palm
                                                 Beach, Florida.  From October 1991
                                                 until April 1993, Mr. Lines'
                                                 principal employment was as Senior
                                                 Attorney of Banc One Corporation, a
                                                 bank holding company in Columbus,
                                                 Ohio.
-----------------------------------------------------------------------------------------------------------------------
Martha Long                                      Martha Long has been a Senior Vice
                                                 President - Finance of Insignia since
                                                 January 1997 and Controller of
                                                 Insignia since June 1994.  Prior to
                                                 June 1994, Ms. Long was Senior Vice
                                                 President and Controller of The First
                                                 Savings Bank located in Greenville,
                                                 South Carolina.
-----------------------------------------------------------------------------------------------------------------------
Thomas R. Shuler                                 Thomas R. Shuler's principal
                                                 employment has been with Insignia for
                                                 more than the past five years.  Mr.
                                                 Shuler currently serves as Chief
                                                 Operating Officer of Insignia
                                                 Residential Group (since 1997).




                                                                        Page 19 of Page 22




                                                     Present Principal Occupation
                                                               or Employment and
                  Name                               Five-Year Employment History


-----------------------------------------------------------------------------------------------------------------------
Stephen B. Siegel                                Stephen B. Siegel has been an
 200 Park Avenue                                 Executive Managing Director of
 New York, NY 10166                              Insignia since July 1996 and
                                                 President of Insignia Commercial
                                                 Group since January 1997.  From
                                                 February 1992 until July 1996, Mr.
                                                 Siegel's principal employment was as
                                                 President of ESG.
-----------------------------------------------------------------------------------------------------------------------
Ronald Uretta                                    Ronald Uretta's principal employment
                                                 has been with Insignia for more than
                                                 the past five years.  Mr. Uretta
                                                 currently serves as Chief Operating
                                                 Officer (since August 1996) and
                                                 Treasurer (since January 1992) of
                                                 Insignia.
-----------------------------------------------------------------------------------------------------------------------
Anthony M. Ciepiel                               Since October 1997, Anthony M.
                                                 Ciepiel has been the President of
                                                 Realty One, Inc., a real estate
                                                 brokerage firm acquired by Insignia
                                                 in October 1997.  From January 1996
                                                 to October 1997, he was an
                                                 Executive Vice President and Chief
                                                 Operating Officer, and from January
                                                 1994 to January 1996 he was a
                                                 Senior Vice President and Chief
                                                 Operating Officer, of Realty One,
                                                 Inc.  Prior thereto he was an
                                                 Executive Vice President, Treasurer
                                                 and Chief Financial Officer of
                                                 Griswold Inc., an advertising firm.
-----------------------------------------------------------------------------------------------------------------------
Joseph T. Aveni                                  Since December 1990, Joseph T. Aveni
                                                 has been the Chief Executive Officer
                                                 of Realty One, Inc.

                                                           Page 20 of Page 22



                                   SCHEDULE II

                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT



Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the trustees and executive officers of IPT other than Andrew L. Farkas. Each person identified below is employed by IPT and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. Trustees are identified by an asterisk.



-----------------------------------------------------------------------------------------------------------------------
                                                                     Present Principal Occupation
                                                                          or Employment and
                     Name                                            Five-Year Employment History
-----------------------------------------------------------------------------------------------------------------------
James A. Aston                                   James A. Aston has served as a
                                                 Trustee and President of IPT since
                                                 its inception in May 1996.  For
                                                 additional information regarding Mr.
                                                 Aston, see Schedule I.
-----------------------------------------------------------------------------------------------------------------------
Frank M. Garrison                                Frank M. Garrison has served as a
 102 Woodmont Boulevard                          Trustee of IPT since December 1996.
 Suite 400                                       Mr. Garrison also served as an
 Nashville, TN 37205                             Executive Managing Director of IPT
                                                 from January 1997 to April 1997.  For
                                                 additional information regarding Mr.
                                                 Garrison, see Schedule I.


-----------------------------------------------------------------------------------------------------------------------
Jeffrey P. Cohen
 375 Park Avenue
 Suite 3401
 New York, NY 10152




                                                 Jeffrey P. Cohen has served as a
                                                 Senior Vice President of IPT since
                                                 August 1997, and served as a Vice
                                                 President of IPT from June 1997 until
                                                 August 1997.  Since April 1997, Mr.
                                                 Cohen's principal occupation has been
                                                 to serve as a Senior Vice President -
                                                 Investment Banking of Insignia.
                                                 prior to April 1997, Mr. Cohen's
                                                 principal occupation was as an
                                                 attorney with the law firm of Rogers
                                                 & Wells, New York, New York.
-----------------------------------------------------------------------------------------------------------------------
William D. Falls                                 William D. Falls has served as the
                                                 Controller of IPT since August 1997.
                                                 Since April 1995, Mr. Falls'
                                                 principal occupation has been to
                                                 serve as an accountant with Insignia.
                                                 Prior to April 1995, Mr. Falls'
                                                 principal occupation was as a senior
                                                 auditor with the accounting firm of
                                                 Ernst & Young LLP.
-----------------------------------------------------------------------------------------------------------------------
William H. Jarrard, Jr.                          William H. Jarrard, Jr. has served as
                                                 a Senior Vice President of IPT since
                                                 August 1997, and served as Vice
                                                 President and Director of Operations
                                                 of IPT from December 1996 until
                                                 August 1997.  Mr. Jarrard's principal
                                                 employment has been with Insignia for
                                                 more than the past five years.  From
                                                 January 1994 to September 1997, Mr.
                                                 Jarrard served as Managing Director -
                                                 Partnership Administration of
                                                 Insignia.
-----------------------------------------------------------------------------------------------------------------------
John K. Lines                                    John K. Lines has served as Secretary
                                                 of IPT since December 1996, and has
                                                 served as a Senior Vice President of
                                                 IPT since August 1997.  Mr. Lines
                                                 served as a Vice President of IPT
                                                 from May 1996 until August 1997.  For
                                                 additional information regarding Mr.
                                                 Lines, see Schedule I.



-----------------------------------------------------------------------------------------------------------------------



                                                                     Present Principal Occupation
                                                                          or Employment and
                     Name                                            Five-Year Employment History
-----------------------------------------------------------------------------------------------------------------------





Ronald Uretta                                    Ronald Uretta has served as Treasurer
                                                 of IPT since December 1996, and has
                                                 served as a Senior Vice President of
                                                 IPT since August 1997.  Mr. Uretta
                                                 served as a Vice President of IPT
                                                 from December 1996 until August 1997
                                                 and as Chief Financial Officer of IPT
                                                 from May 1996 until December 1996.
                                                 For additional information regarding
                                                 Mr. Uretta, see Schedule I.
-----------------------------------------------------------------------------------------------------------------------
Carroll D. Vinson                                Carroll D. Vinson has served as Chief
                                                 Operating Officer of IPT since May
                                                 1997.  Since August 1994, Mr.
                                                 Vinson's principal occupation has
                                                 been to serve as President of the
                                                 various corporate general partners of
                                                 partnerships controlled by
                                                 Metropolitan Asset Enhancement, L.P.,
                                                 which is an affiliate of Insignia.
-----------------------------------------------------------------------------------------------------------------------


